Filed pursuant to Rule 433
February 15, 2007
Relating to Preliminary Pricing Supplement No. 76 to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006

ABN AMRO Bank N.V. Reverse Exchangeable Securities
S-NOTESSM
Preliminary Pricing Sheet – February 15, 2007

PRINCIPAL PROTECTED SECURITIES DUE MARCH 13, 2012 LINKED TO THE VALUE OF A BASKET OF AMERICAN DEPOSITARY RECEIPTS REPRESENTING COMMON STOCK OF SIX INDIAN COMPANIES

OFFERING PERIOD: FEBRUARY 15, 2007 – MARCH 8, 2007

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa3, S&P AA-)
Lead Agent:	ABN AMRO Incorporated
Offering:	Principal Protected Securities due March 13, 2012 linked to the value of a basket of American Depositary Receipts representing common stock of six Indian companies (the “Securities”).
Underlying Basket:

A basket consisting of American Depositary Receipts, or ADRs, representing common stock of Dr. Reddy’s Laboratories Limited (Ticker: RDY), Tata Motors Limited (Ticker: TTM), Wipro Limited (Ticker: WIT), HDFC Bank Limited (Ticker: HDB), Satyam Computer Services Limited (Ticker: SAY), and Infosys Technologies Limited (Ticker: INFY). We refer to each of the ADRs comprising the Underlying Basket as a “Basket Stock”.

Denomination/Principal:	$1,000 and integral multiples thereof
Issue Price:	100%
CUSIP:	00078UER7 ISIN: US00078UER77
Payment at Maturity:	At maturity, you will receive for each $1,000 principal amount of Securities the principal amount of $1,000 plus the Supplemental Redemption Amount.
Supplemental Redemption Amount:	An amount in cash for each $1,000 principal amount of Securities equal to the product of (a) the Participation Rate times (b) the Basket Return.
Participation Rate:	The Participation Rate will be determined on the Pricing Date and will be no less than 0.80 (or 80%) and no more than 0.85 (or 85%).
Basket Return:

The basket return for each $1,000 principal amount of Securities will be equal to the average percentage change in the value of the Underlying Basket, multiplied by $1,000, which is calculated as:

However, if the Average Basket Value is less than or equal to the Initial Basket Value, the Basket Return will be zero.

Initial Basket Value:	$1,000 (subject to adjustment for certain corporate events affecting the Underlying ADRs, which we describe in the related pricing supplement).
Average Basket Value:	The arithmetic average of the Quarterly Basket Values of the Underlying Basket on each Averaging Date.
Quarterly Basket Value:	On each Averaging Date, the value of the Underlying Basket determined by (a) multiplying the closing price per share of each Basket Stock on such Averaging Date by the Basket Stock Ratio for such Basket Stock, and (b) adding together all such amounts for each of the six Basket Stocks.

Basket Stock Ratio:

For each Basket Stock, an amount determined by (a) dividing $1,000 by 6, the total number of Basket Stocks in the Underlying Basket, and (b) further dividing the amount obtained in clause (a) by the Initial Stock Price for such Basket Stock. This amount is subject to adjustment as described in the related pricing supplement.

Initial Stock Price:

For each Basket Stock, the closing price of such Basket Stock on the Pricing Date. The Initial Stock Price and therefore the Basket Stock Ratio for each Basket Stock is subject to adjustment as described in the related pricing supplement.

Averaging Dates:

The 13th of each March, June, September, and December of each year, beginning on June 13, 2007 and ending on the Maturity Date, subject to adjustment in certain circumstances which we describe in the related pricing supplement.

Status:	Unsecured, unsubordinated obligations of the Issuer
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive
Pricing Date:	March 8, 2007, subject to certain adjustments as described in the related pricing supplement
Settlement Date:	March 13, 2007
Determination Date:	March 8, 2012, subject to certain adjustments as described in the related pricing supplement
Maturity Date:	March 13, 2012 (Five Years)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at <http://www.sec.gov> or at <http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner= include&action=getcompany>. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

SUMMARY

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

     The Securities are senior notes issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are linked to the value of a basket of American Depository Receipts (ADRs) representing ordinary shares of six Indian companies selected by us, which basket we refer to as the Underlying Basket. The Securities have a maturity of five years. The Securities combine certain features of debt and equity by providing for the payment at maturity of principal plus an additional amount equal to the average percentage increase, if any, of the Underlying Basket during the life of the Securities multiplied by the Participation Rate. Unlike ordinary debt securities, however, the Securities do not pay interest.

What will I receive at maturity of the Securities and how is this amount calculated?

     At maturity you will receive, per each $1,000 principal amount of Securities, a cash payment equal to the sum of two amounts: (a) $1,000 plus (b) the Supplemental Redemption Amount, if any.

     The Supplemental Redemption Amount for each $1,000 principal amount of Securities will be equal to the product of (a) the Participation Rate times (b) the Basket Return. The Participation Rate will be determined on the Pricing Date and will be no less than 80% and no more than 85%.

     The Basket Return for each $1,000 principal amount of Securities will be the average percentage change in the value of the Underlying Basket, multiplied by $1,000, which is calculated as:

where,

  the Initial Basket Value is $1,000; and
  the Average Basket Value is the arithmetic average of the Quarterly Basket Values of the Underlying Basket on each of the Averaging Dates.

     If the average percentage change in the value of the Underlying Basket is equal to or less than zero, the Supplemental Redemption Amount will be zero and you will receive only the principal amount per Security at maturity.

How is the Average Basket Value determined?

     The Average Basket Value is determined by (a) calculating the sum of the Quarterly Basket Values of the Underlying Basket on each of the Averaging Dates, and (b) dividing such amount by 20, which is the total number of Averaging Dates during the term of the Securities.

     Each Quarterly Basket Value represents the value of the Underlying Basket on a particular Averaging Date and is determined by (a) multiplying the closing price per share of each Basket Stock on such Averaging Date by the Basket Stock Ratio for such Basket Stock, and (b) adding together all such amounts for each of the six Basket Stocks.

     The Basket Stock Ratio for each Basket Stock is a ratio of shares of each Basket Stock calculated so that each Basket Stock represents an equal proportion of the Initial Basket Value of $1,000. It is based on the closing price of such Basket Stock on the date we priced the Securities. The Basket Stock Ratio will remain constant for the term of the Securities, unless adjusted for certain corporate events as described under “Description of Securities—Adjustment Events”. The Basket Stock Ratio for each Basket Stock will be an amount determined by (a) dividing $1,000 by 6, the total number of Basket Stocks in the Underlying Basket, and (b) further dividing the amount obtained in (a) by the initial stock price for such Basket Stock.

     The Averaging Dates will be on the 12th of March, June, September, and December of each year, beginning on June 12, 2007 and ending on the Maturity Date, subject to adjustment in certain circumstances which we describe in the related pricing supplement.

What is the meaning of the Participation Rate in the calculation of the Supplement Redemption Amount?

     The Supplemental Redemption Amount is calculated as the product of (a) the Participation Rate times (b) the Basket Return. The Participation Rate will be determined on the Pricing Date and will be no more than 85% and no less than 80%. Because the Participation Rate is less than 100%, you will only participate in that portion of the average percentage increase in the value of the Underlying Basket rather than in the full average percentage increase, if any.

Will I receive interest payments on the Securities?

     No. You will not receive any interest or other payments on the Securities before maturity.

Will I get my principal back at maturity?

     Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the Bank’s obligations under the Securities, you will receive your principal back at maturity of the Securities. However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of your full principal amount. There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the Average Basket Value of the Underlying Basket?

     Example 1: If, for example, the Initial Basket Value is $1,000 and the Average Basket Value is $800, the Basket Return would be calculated as follows:

Basket Return =1,000	×	$800 - $1,000	=	-$200

$1,000

     Because the average percentage change in the Underlying Basket is less than zero, at maturity you would receive only the principal amount of $1,000 per $1,000 principal amount of Securities.

     Example 2: If, for example, the Participation Rate is 80%, the Initial Basket Value is $1,000 and the Average Basket Value is $1,200, the Basket Return would be calculated as follows:

Basket Return =1,000	×	$1,200 - $1,000	=	$200

$1,000

Therefore, the Supplemental Redemption Amount would be calculated as follows:

Supplemental redemption amount = 0.8 x Basket Return = $160

      As a result, you would receive at maturity the principal amount of $1,000 plus a $160 Supplemental Redemption Amount, for a total payment of $1,160 per Security. In this case, you would only have received 80% of the average percentage increase in the Underlying Basket.

     These examples are for illustrative purposes only. It is not possible to predict the closing prices of the Basket Stocks, or the Quarterly Basket Value of the Underlying Basket, on any Averaging Date during the life of the Securities. The Initial Basket Value is subject to adjustment as set forth in the related pricing supplement.

What if I have more questions?

     You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Market Risk

If the Average Basket Value of the Underlying Basket is either equal to or below the Initial Basket Value, you will be entitled to receive only the principal amount of $1,000 per Security at maturity. In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the applicable Underlying Stock, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

The Securities will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. Accordingly, U.S. taxable investors, regardless of their method of accounting, will be required to accrue as ordinary income amounts based on the “comparable yield” of the Securities, as determined by us, even though they will receive no payment on the Securities until maturity. In addition, any gain recognized upon a sale, exchange or retirement of the Securities will generally be treated as ordinary interest income for U.S. federal income tax purposes.

Investors should review the “Taxation” section in the related pricing supplement. Additionally, investors are urged to consult their tax advisor regarding the tax treatment of the Securities and whether a purchase of the Securities is advisable in light of the tax treatment and their particular situation.